UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43342

Veraxa Biotech AG

Talacker 35

8001 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting of Shareholders

On July 2, 2026, Veraxa Biotech AG (the “Company”) issued a notice for an Extraordinary General Meeting of Shareholders to be held on July 24, 2026 (the “Meeting”). The Company has fixed July 20, 2026 as the record date for determination of persons entitled to receive notice of the Meeting.

A copy of the notice is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

Cell Line Development for BiTAC-TCE Technology Platform

On July 2, 2026, the Company issued a press release announcing the initiation of cell line development for its lead BiTAC T-cell engager (“BiTAC-TCE”) program.

A copy of the press release is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated by reference herein.

Business Update and Further Details on Partnering Strategy and Development Timelines

On July 6, 2026, the Company issued a press release announcing details of its partnering strategy and development timelines.

A copy of the press release is attached as Exhibit 99.3 to this report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting
99.2	Press Release dated July 2, 2026
99.3	Press Release dated July 6, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAXA BIOTECH AG

Date: July 6, 2026	By:	/s/ Christoph Antz
	Name:	Christoph Antz
	Title:	Chief Executive Officer

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	Chairman of the Board of Directors

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